

April 21, 2009

<u>via U.S. mail</u>

Mr. Shulin Liu
Chief Executive Officer
Yanglin Soybean, Inc.
99 Fan Rong Street, Jixian County, Heilongjiang 155900
People's Republic of China

      Re: **Yanglin Soybean, Inc.**
             Amendment No. 4 to Registration Statement on Form S-1
             Filed February 17, 2009
             File No. 333-150822
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed April 13, 2009
             File No. 000-52127
             Response letter dated April 6, 2009

Dear Mr. Liu:

      We have reviewed your response letter and the above noted filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1/A4 Filed on February 17, 2009</u>

General

1.   Several of your responses state that you "provide [the updated disclosure] on page
        [ ] of our Prospectus . . . ." However, an updated prospectus has not yet been
        filed. In your next amendment, please include the updated disclosure as indicated
        in your response letter.

2.   We note that the Amendment to the Exclusive Purchase Option Agreement and
        the Amendment to the Consigned Management Agreement were filed as exhibits
        to your Form 10-K filed on April 13, 2009.   In your next amendment to your
        Form S-1, please update your exhibit list to reference these agreements
        accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 21

Loans, page 38

3.   We note your response to our prior comment 4. In your next amendment,
        enhance your disclosure under "Loans" on pages 38 and 52 to include the
        disclosure provided in your response.

Selling Stockholders, page 85

Registration Rights Agreement, page 89

4.   We note your response to our prior comment 7.   In your next amendment, please
        update your exhibit list accordingly and file the Restated Bylaws of Yanglin
        Soybean, Inc. as an exhibit to the Form S-1.

Form 10-K for the fiscal year ended December 31, 2008

Financial Statements

Note 20 – Parent-Only Financial Statements, page 28

5.   We note that you have added condensed parent-only financial information in
        response to prior comment 8. Please submit a schedule that shows how you
        arrived at this parent-only financial information; including a reconciliation to
        equity reported in your consolidated financial statements. Tell us why the parent-

only balance sheet does not reflect a line item representing your investment in subsidiaries.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
       K. Hiller
       M. Duru
       T. McNeil

       <u>via facsimile</u>

       Jiannan Zhang, Esq.
       86 (10) 6599 7300